SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

ZKH Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0000001 per share

(Title of Class of Securities)

G989M2 108†

98877R 104††

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† CUSIP number G989M2 108 has been assigned to the Class A ordinary shares of the Issuer, par value US$0.0000001 per share.

†† CUSIP number 98877R 104 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are listed on New York Stock Exchange under the symbol “ZKH.”

CUSIP No. G989M2 108

1.	Name of Reporting Person Eric Long Chen
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,161,080,000. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 890,677,378. See Item 4.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,677,378. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.

Percent of Class Represented by Amount in Row 9

15.8% of total outstanding ordinary shares, assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares. See Item 4.

12.	Type of Reporting Person IN

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CUSIP No. G989M2 108

1.	Name of Reporting Person Phoenix ZKH Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 890,677,378. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 890,677,378. See Item 4.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,677,378. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.

Percent of Class Represented by Amount in Row 9

15.8% of total outstanding ordinary shares, assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares. See Item 4.

12.	Type of Reporting Person CO

3

CUSIP No. G989M2 108

1.	Name of Reporting Person Loong ZKH Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 890,677,378. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 890,677,378. See Item 4.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,677,378. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.

Percent of Class Represented by Amount in Row 9

15.8% of total outstanding ordinary shares, assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares. See Item 4.

12.	Type of Reporting Person CO

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Item 1(a).	Name of Issuer: ZKH Group Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road, Minhang District, Shanghai, 201106, People’s Republic of China
Item 2(a).	Name of Person Filing: Eric Long Chen, Phoenix ZKH Limited, and Loong ZKH Limited (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:

For Eric Long Chen:

7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road, Minhang District

Shanghai, 201106

People’s Republic of China

For Phoenix ZKH Limited:

Craigmuir Chambers

Road Town, Tortola, VG 1110

British Virgin Islands

For Loong ZKH Limited:

Ritter House, Wickhams Cay II, PO Box 3170

Road Town, Torlola VG1110

British Virgin Islands

Item 2(c).	Citizenship: Eric Long Chen is a citizen of the People’s Republic of China. Each of Phoenix ZKH Limited and Loong ZKH Limited is a British Virgin Islands company.
Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value US$0.0000001 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 25 votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: G989M2 108
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a: Not applicable

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Item 4.	Ownership

Reporting Person:	Amount beneficially owned(1):		Percent of class:	Percent of aggregate voting power(2):	Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Eric Long Chen	890,677,378	(3)	15.8%	86.7%	1,161,080,000	(4)	0	890,677,378	0
Phoenix ZKH Limited	890,677,378	(3)	15.8%	66.5%	890,677,378		0	890,677,378	0
Loong ZKH Limited	890,677,378	(3)	15.8%	66.5%	890,677,378		0	890,677,378	0

(1)	The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 5,621,490,964 ordinary share (consisting of 4,460,410,964 Class A ordinary shares and 1,161,080,000 Class B ordinary shares) of the Issuer outstanding as of December 31, 2023 as a single class.

(2)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 25 votes per share on all matters submitted to them for a vote.

(3)	Represents 890,677,378 Class B ordinary shares directly held by Phoenix ZKH Limited, which is owned as to 99% by Loong Chen I Limited as non-voting shares and 1% by Loong ZKH Limited as voting shares. Loong Chen I Limited is controlled by Loong Chen Trust, a trust established under the laws of Cayman Islands and managed by GIL Trust Limited as the trustee. Mr. Chen is the settlor and beneficiary of Loong Chen Trust. Under this structure, this trust does not exercise any voting and dispositive power in respect of all ordinary shares held by Phoenix ZKH Limited in ZKH Group Limited and only enjoys economic interests to such ordinary shares. Loong ZKH Limited is a private company established under the laws of British Virgin Islands and is wholly owned by Mr. Chen.

(4)	Represents (i) 890,677,378 Class B ordinary shares directly held by Phoenix ZKH Limited and (ii) 270,402,622 Class B ordinary shares held by other shareholders, who have delegated the voting power of these Class B ordinary shares to Eric Long Chen pursuant to certain irrevocable proxy and power of attorney. Mr. Chen disclaims beneficial ownership of such 270,402,622 Class B ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2024

Eric Long Chen

/s/ Eric Long Chen

Phoenix ZKH Limited

By:	/s/ Eric Long Chen
Name:	Eric Long Chen
Title:	Director

Loong ZKH Limited

By:	/s/ Eric Long Chen
Name:	Eric Long Chen
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement